November 15, 2006
VIA EDGAR
Ms. Mary Mast
Mail Stop 6010
Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, DC 20549

Re:	Alion Science and Technology Corporation (the “Company”) Form 10-K for Fiscal Year Ended September 30, 2005 Filed January 31, 2006 File No. 333-89756
Dear Ms. Mast:
     We are submitting this letter as a follow up to our November 15, 2006, telephone conference with you regarding Alion’s accounting for contracts acquired in our purchase of Carmel Applied Technologies, Inc. (CATI). The Company recognized a purchase accounting liability for contracts acquired in a loss position. Consistent with the practice in our industry, the Company reports any provision for forward losses as a current liability on the balance sheet under, “Billings in excess of costs and estimated earnings on uncompleted contracts.” As of September 30, 2005, the current liability for CATI contracts totaled only $226,000.
     For the purpose of clarity, we are enclosing sample journal entries that reflect purchase accounting adjustments and revenue recognition related to contracts acquired in a loss position. As set out below, in no instance does the liability established through purchase accounting get relieved by a charge or credit to the income statement.

Example: Contract acquired in a loss position:

Contract Value	$100
Estimated cost to perform at date of acquisition	$150
Estimated forward loss position at date of acquisition	$50
Net amount billable to customer for performance	$100
1.	Record current liability for contract acquired in a forward loss position

Debit Goodwill	$50
Credit Liability for forward losses	($50)
     (Reported on balance sheet as Billings in excess of costs and estimated earnings on uncompleted contracts)
2.	Perform contract and recognize revenue

Debit unbilled accounts receivable	$150
Credit revenue	($150)
3.	Relieve liability for forward loss and reduce unbilled accounts receivable to net realizable amount.

Debit Liability for forward losses	$50
Credit unbilled accounts receivable	($50)
     (Contract performed, liability zero, net receivable equals amount to be billed to customer)
4.	Issue invoice to customer and relieve unbilled accounts receivable

Debit accounts receivable	$100
Credit unbilled accounts receivable	($100)

     In addition, the Company confirms that it has only recognized deferred revenue in the past and will only recognize deferred revenue in the future, when contracts are in an advance position where the Company has received cash payments from customers in excess of revenue the Company has earned.
     Please call the undersigned at 703 918-4493 with any questions.

Alion Science and Technology Corporation
/s/ John M. Hughes
John M. Hughes
Executive Vice President, Chief Financial Officer and Treasurer

cc:	Bahman Atefi, Chairman and CEO, Alion James Fontana, Senior Vice President and General Counsel, Alion Marc Paul, Baker & McKenzie LLP Kurt Gabouer, KPMG LLP